Anheuser-Busch InBev nv/sa Brouwerijplein 1 3000 Leuven Belgium T +32 16 27 61 11 F +32 16 50 61 11 www.ab-inbev.com

Mr. John Reynolds,

Assistant Director,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

July 8, 2010

Re:	Anheuser-Busch InBev SA/NV Registration Statement on Form F-4
Filed on May 20, 2010 (File No. 333-166982)

Dear Mr. Reynolds:

We respond supplementally to your letter of June 7, 2010, setting forth the Staff’s comments (the “Comments”) on the Registration Statement on Form F-4 (the “Form F-4”), filed by Anheuser-Busch InBev SA/NV (the “AB InBev”) on May 20, 2010 relating to the registration by AB InBev of its guaranteed U.S.$1,000,000,000 principal amount of 2.500% Notes due 2013, U.S.$750,000,000 principal amount of 3.625% Notes due 2015, U.S.$1,000,000,000 principal amount of 5.000% Notes due 2020 and U.S.$500,000,000 principal amount of Floating Rate Notes due 2013 (the “Exchange Notes”), which are being offered to existing noteholders in exchange for substantially identical notes originally sold by AB InBev in an exempt offering in March 2010 (the “Outstanding Notes”).

In connection with the Registration Statement and the Staff’s first Comment, AB InBev hereby makes the following representations to the Commission:

(1)	AB InBev is registering under the Securities Act the Exchange Notes to be offered in the exchange offer in reliance on the staff’s position in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988) (the “Exxon Capital Letter”); and

Mr. John Reynolds

(2)	AB InBev has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of AB InBev’s information and belief, each person participating in the exchange offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, AB InBev will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that any securityholder using the exchange offer to participate in a distribution of the Exchange Notes to be acquired in the registered exchange offer (a) may not rely on the staff position in the Exxon Capital Letter or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. AB InBev acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing (except in the case of sales by a broker-dealer of Exchange Notes received in exchange for Outstanding Notes acquired for its own account as a result of market-making or other trading activities) the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

Furthermore, in accordance with the terms and conditions set forth in Shearman & Sterling (available July 2, 1993), AB InBev makes the following additional representations to the Commission:

(1)	neither AB InBev nor any affiliate of AB InBev has entered into any arrangement or understanding with a broker-dealer to distribute the Exchange Notes; and

(2)	AB InBev

(a)	will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Outstanding Notes and containing a description of the plan of distribution with respect to such resales; and

(b)	will require as a condition to participation in the exchange offer that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, it must agree to deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offer; provided that, by so acknowledging and by delivering a prospectus, such exchange offeree will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Mr. John Reynolds

Please do not hesitate to call me with any questions or comments concerning this response. Please acknowledge your receipt of this letter by stamping the additional copy of this letter furnished for that purpose and returning it to the person delivering this letter, who has been instructed to wait. Thank you.

Very truly yours,

/s/ John Blood
John Blood
V.P. Legal
Anheuser-Busch InBev SA/NV
Authorized Representative in the United States for Anheuser-Busch InBev A/NV

cc:	Erin Wilson

David Link

(Securities and Exchange Commission)

Sabine Chalmers

Benoit Loore

Ann Randon

Nick Gerostathos

Alena Brenner

(Anheuser-Busch InBev SA/NV)

George H. White

John Horsfield-Bradbury

Sentheel Salvam

(Sullivan & Cromwell LLP)

3